Exhibit No. 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
PRESENTATION REGARDING Q3 2011 RESULTS IS AVAILABLE IN THE
COMPANY’S WEBSITE
Mexico, D.F. November 28, 2011 — Satmex announces that the presentation regarding Q3 2011 results, presented by CEO Patricio Northland and CFO Rene Moran Salazar through conference call held on November 17, 2011, is now available for review in the “2011 Corporate Information” section of the Company’s website. For its review, please enter into the following link:
http://www.satmex.com/files/infocorp/Corporate%20Information%202011/Investors%20Presentation%20Q3.pdf
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.
Contact information:
Verónica Gutiérrez Zamora +52 (55) 2629 5800